Schedule 13d                                                         Page 1 of 7

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)*

                                INNOVO GROUP INC.
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    457954600
                                 --------------
                                 (CUSIP Number)

                                Barry S. Sternlicht
                              BSS-Joe's Investors, LLC
                               591 West Putnam Avenue
                                Greenwich, CT 06880
                            Telephone: (203) 422-7700

                                 with a copy to:

                                  Nazim Zilkha

                                White & Case LLP
                           1155 Avenue of the Americas
                               New York, NY 10036

           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of &ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's Initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13d                                                         Page 2 of 7

CUSIP NO.: 457954600 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       BSS-Joe's Investors, LLC

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

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                     7         SOLE VOTING POWER

NUMBER OF                      -0-
SHARES               8         SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       5,242,325 (1)
EACH                 9         SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                    -0-
                     10        SHARED DISPOSITIVE POWER

                               5,242,325 (1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,242,325 (1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     11.67% (2)
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Schedule 13d                                                         Page 3 of 7

14   TYPE OF REPORTING PERSON
                     CO

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     (1) BSS-Joe's Investors, LLC ("BSS") also owns a warrant to purchase up to
240,000 shares of Common Stock, as adjusted, at an exercise price per share of $1.36, as adjusted (the "Warrant Shares"). Such Warrant Shares are exercisable at any time beginning on the 181st day of following the initial issuance date of June 27, 2007 and thus are not beneficially owned, as defined in Rule 13d-3(a), by BSS.

     (2) Based upon 44,928,105 shares of Common Stock outstanding as of June 27, 2007, as represented to the Reporting Persons by the Issuer.

Schedule 13d                                                         Page 4 of 7

CUSIP NO.: 457954600 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Barry S. Sternlicht

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States

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                     7         SOLE VOTING POWER

NUMBER OF                      -0-
SHARES               8         SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       5,242,325 (1) (2)
EACH                 9         SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                    -0-
                     10        SHARED DISPOSITIVE POWER

                               5,242,325 (1) (2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,242,325 (1) (2)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     11.67% (3)

Schedule 13d                                                         Page 5 of 7

14   TYPE OF REPORTING PERSON
                     IN



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(1) Beneficial ownership of the shares of Common Stock indirectly owned through
BSS referred to herein is being reported by Mr. Sternlicht solely because Mr. Sternlicht may be deemed to have beneficial ownership of such shares as a result of Mr. Sternlicht holding a majority of the membership interests of BSS. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Sternlicht that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, Mr. Sternlicht expressly disclaims membership in a "group," as defined in Section 13(d) of the Act.

(2) BSS also owns a warrant to purchase up to 240,000 shares of Common Stock, as adjusted, at an exercise price per share of $1.36, as adjusted (the "Warrant Shares"). Such Warrant Shares are exercisable at any time beginning on the 181st day of following the initial issuance date of June 27, 2007 and thus are not beneficially owned, as defined in Rule 13d-3(a), directly by BSS or indirectly by Mr. Sternlicht.

     (3) Based upon 44,928,105 shares of Common Stock outstanding as of June 27, 2007, as represented to the Reporting Persons by the Issuer.

This Amendment No.1 to Schedule 13D relates to the Common Stock, par value $0.10 per share (the "Common Stock") of Innovo Group Inc. (the "Issuer"). Except as set forth herein, all previous items are unchanged.

ITEM 3. SOURCE  AND  AMOUNT  OF FUNDS OR OTHER  CONSIDERATION
Item 3 is hereby amended as follows:

     The securities of the Issuer beneficially owned by the Reporting Persons are Common Stock. The source of funds for the acquisition were funds of BSS. On June 27, 2007, BSS and the Issuer entered into a definitive Securities Purchase Agreement, dated as of June 27, 2007 (the "Purchase Agreement"), pursuant to which BSS acquired (i) 800,000 shares of Common Stock in an all-cash transaction for a purchase price of $1.25 per share, or an aggregate purchase price of $1,000,000 and (ii) a warrant to purchase 240,000 shares of Common Stock in whole or in part, at an exercise price of $1.36 per share (the "Warrant
Shares"). The Warrant Shares are exercisable at any time beginning on the 181st day following the initial issuance date of June 27, 2007. The Purchase Agreement includes customary representations, warranties, covenants and indemnification provisions.
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Schedule 13d                                                         Page 6 of 7

     A copy of the Purchase Agreement is filed as Exhibit 1 and is incorporated herein by reference.

ITEM 5. INTEREST  IN  SECURITIES  OF THE  ISSUER
Item 5 is hereby amended as follows:

     (a) and (b) The information contained on the cover pages of this statement is incorporated herein by reference. As of the date hereof, the Reporting Persons have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 5,242,325 shares of Common Stock, which represents approximately 11.67% of the shares of Common Stock deemed issued and outstanding as of June 27, 2007.

     The Warrant Shares have not yet been purchased and can be purchased at any time beginning on the 181st day following the initial issuance date of June 27, 2007.

     (c) Except as set forth or incorporated herein the Reporting Person has not effected any transaction in Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended as follows:

1. Securities Purchase Agreement, dated June 27, 2007, by and between Innovo Group Inc. and BSS-Joe's Investors, LLC (incorporated by reference to
     Exhibit 4.1 to the Issuer's Form 8-K, dated June 27, 2007 (filed July 3,
     2007)).
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Schedule 13d                                                         Page 7 of 7

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2007


                                         BSS-JOE'S INVESTORS, LLC
                                         /s/ Matthew D. Eby
                                         --------------------
                                         Name:   Matthew D. Eby
                                         Title:  Authorized Officer

                                         Barry S. Sternlicht
                                         /s/ Barry S. Sternlicht
                                         -----------------------